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                             September 1, 2022

       Guohua Zhang
       Chief Executive Officer and Chairman of the Board
       Caravelle International Group
       60 Paya Lebar Road
       #06-17 Paya Lebar Square
       Singapore 409051

                                                        Re: Caravelle
International Group
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-4
                                                            Submitted August
18, 2022
                                                            CIK No. 0001928948

       Dear Mr. Zhang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-4 submitted August 18, 2022

       Material U.S. Federal Income Tax Consequences of the Business Combination, page 94

   1. We note your response to prior comment 18. Please revise your disclosure in this section to name counsel having
provided the tax opinion at Exhibit 8.1, and to state clearly that the disclosure in this
section of the prospectus is the opinion of the named counsel. For guidance, refer to
Section III.B.2 of Staff Legal Bulletin 19.
       Caravelle's Business, page 107

   2. We note your responses to prior comments 19 and 20, including added disclosure indicating that
Caravelle now expects to launch the CO-Tech business in Q4 2022. Please
 Guohua Zhang
FirstName  LastNameGuohua
Caravelle International GroupZhang
Comapany 1,
September  NameCaravelle
              2022         International Group
September
Page 2     1, 2022 Page 2
FirstName LastName
         revise your risk factor summary and risk factor disclosures, at pages 23 and 36,
         respectively, to clearly disclose that Caravelle   s overall business
operations is not
         currently carbon-neutral, and substantiate how, in view of your current timetable, you consider the CO-Tech business to be "newly launched" or "recently launched." As appropriate, please revise throughout your filing regarding the new CO-Tech business.
Shipping + Wood Drying + Carbon Trading = Carbon Neutral Ocean Technology Industry, page
121

3. We note your response to prior comment 22, including added disclosure in this section that, as of the date of your proxy statement/prospectus, the CO-Tech business line has yet to launch. Please revise to additionally highlight, in this section, that your CO-Tech solutions model has no historical operations and has yet to generate revenues.
Enforceability of Civil Liabilities Under U.S. Securities Law, page 183

4. We note your response to prior comment 25 and reissue it in part. Given that your CFO and COO candidates reside in China, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Signature Page, page II-4

5. Revise the signature page of the registration statement to clarify that it is signed by the registrant's principal executive officer, its principal financial officer, its controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions. See Instruction 1 to Signatures to Form F-4.
Exhibits

6. Please file a signed and dated copy of Exhibit 10.8, the Form of Ship Chartering
         Agreement between Topsheen Shipping Limited and Topsheen Shipping Singapore Pte.
         Ltd. Please similarly file a signed copy of Exhibit 10.7, the Loan Agreement, dated April
         9, 2020, between Topsheen Shipping Singapore PTE. LTD. and DBS Bank
Ltd.
General

7. We note your responses to prior comments 14 and 26. Please reconcile these responses to your responses to comments 11 and 39 in your response letter dated July 18, 2022. In your July 18, 2022 response letter, you stated that a majority of your officers and directors live in China and Hong Kong and that all of your revenues are generated in China and
         Hong Kong.
8. We note your responses to prior comments 1, 3, 4, 5, 6, 8, 9, 10, 11, and 26. Given your added disclosure that 30% of Caravelle's cash transfer payments occur with banks inside
         China, Hong Kong, and/or Macau; that more than 30% of Caravelle's shipping revenues are derived from China; and that Caravelle has some assets in China, please provide
 Guohua Zhang
Caravelle International Group
September 1, 2022
Page 3
       additional analysis explaining how you determined that the legal and operational risks associated with operating in China and Hong Kong would not also apply to
PubCo   s
       (Caravelle International Group) operations in China and Hong Kong. We further note your plans to launch your CO-Tech business which will have operations in China and
       Hong Kong.
9. We note your response to prior comment 27 and reissue it in part. Please tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United
       States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.
       Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                              Sincerely,
FirstName LastNameGuohua Zhang
                                                              Division of
Corporation Finance
Comapany NameCaravelle International Group
                                                              Office of Energy
& Transportation
September 1, 2022 Page 3
cc:       Giovanni Caruso
FirstName LastName